SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-      )

Filing under the Public Utility Holding Company Act of 1935
----------, 1999

SCANA Corporation (70-   )

     SCANA Corporation ("SCANA"), 1426 Main Street, Columbia, South Carolina 29201, a South Carolina corporation not currently subject to the Public Utility Holding Company Act of 1935 (the "Act"), has filed an application-declaration with the Securities and Exchange Commission (the "Commission") under sections 5, 8, 9(a)(2), 10, and 11 of the Act.

     The application-declaration seeks approvals relating to the proposed acquisition of Public Service Company of North Carolina, Incorporated ("PSNC"), a North Carolina corporation and gas public-utility company, by SCANA. SCANA is a combination electric and gas public-utility holding company exempt from registration under section 3(a)(1) pursuant to rule 2 of the Act. Following the acquisition, PSNC would become a wholly owned subsidiary company of, and the third public utility company owned by, SCANA and SCANA will register with the Commission under section 5 of the Act.

     SCANA was incorporated in 1984 under the laws of South Carolina and is primarily engaged in providing electric and gas service to customers in South Carolina. SCANA currently has two subsidiary companies that are public utility companies within the meaning of the Act, South Carolina Electric and Gas Company ("SCE&G") and South Carolina Generating Company, Inc. ("GENCO"). SCE&G generates and sells electricity to wholesale and retail customers, purchases, sells and transports natural gas at retail and provides public transit service in
Columbia, South Carolina. GENCO owns and operates the Williams Station generating facility and sells electricity solely to SCE&G. As of December 31, 1998, SCANA provided electric utility service to 517,447 customers and gas utility service to 256,842 customers. As of February 26, 1999, there were 103,572,623 shares of SCANA common stock, no par value, issued and outstanding. SCANA's principal executive office is located in Columbia, South Carolina.

     SCANA has thirteen direct, wholly owned, non-utility subsidiary companies, all of which are organized and incorporated in South Carolina. These non-utility subsidiary companies are: South Carolina Fuel Company, Inc., which acquires, owns and provides financing for SCE&G's nuclear fuel, fossil fuel and sulfur dioxide emission allowances; South Carolina Pipeline Corporation, which purchases, sells and transports natural gas to wholesale and direct industrial customers and owns and operates a propane pipeline and two liquefied natural gas plants for the liquefaction, regasification and storage of natural gas; SCANA Propane Gas, Inc., which purchases, delivers and sells propane; SCANA Propane Storage, Inc., which owns and operates an underground propane storage facility and leases cavern storage to industries, utilities and other types of customers; SCANA Energy Marketing, Inc., which markets electricity, natural gas and other light hydrocarbons, markets natural gas in Georgia's deregulated natural gas market and provides energy-related risk management services to producers and consumers; ServiceCare, Inc.,


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which  provides  energy-related  products  and  services,   principally  service
contracts on home appliances and home security services; SCANA Communications, Inc.,which provides fiber optic telecommunications in South Carolina, a public safety radio communications network and tower construction management and retail services for wireless providers, and invests in telecommunications companies; Primesouth, Inc., which engages in power plant management and maintenance services; SCANA Resources, Inc., which conducts energy-related businesses and services; SCANA Development Corporation, which is presently in liquidation, but was previously engaged in the sale of real estate; and SCANA Petroleum Resources, Inc., which is also presently in liquidation following the sale of its oil and gas properties. New Sub I and New Sub II, described herein, are also direct, wholly owned subsidiaries of SCANA.

     PSNC, a North Carolina corporation incorporated in 1938, is a public utility company franchised to serve a 31-county area in North Carolina. PSNC transports, distributes and sells natural gas to approximately 340,000 residential, commercial and industrial customers in 95 cities in North Carolina. In connection with its natural gas distribution business, PSNC promotes, sells and installs both new and replacement cooking, water heating, laundry, space heating, cooling and humidity control natural gas appliances and equipment. PSNC, through a nonregulated subsidiary company, provides conversion and maintenance services for natural gas-fueled vehicles in selected cities in and beyond its franchised territory. Through a subsidiary and a multi-state joint venture, PSNC also participates in nonregulated businesses such as natural gas brokering and supply services.

     PSNC operating revenues totaled approximately $300 million for the 12 months ended December 31, 1998. PSNC has approximately 1,000 employees.

     Pursuant to an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 16, 1999 and amended and restated as of May 10, 1999 by and among PSNC, SCANA, New Sub I, Inc. ("New Sub I")/1/ and New Sub II, Inc. ("New Sub II")/2/, New Sub I will be merged with and into SCANA with SCANA as the surviving corporation (the "First Merger") and PSNC will be merged with and into New Sub II with New Sub II as the surviving corporation (the "Preferred Second Merger" and, together with the First Merger, the

--------------------

/1/ New Sub I, Inc. ("New Sub I") will be incorporated under the laws of the State of South Carolina prior to the consummation of the First Merger. The only authorized capital stock of New Sub I will be 1,000 shares of SCANA common stock, no par value and all outstanding shares will be held by SCANA. New Sub I has not had, and prior to the closing of the First Merger will not have, any operations other than the activities contemplated by the Merger Agreement necessary to accomplish the merger of New Sub I with and into SCANA.

/2/ New Sub II, Inc. ("New Sub II") will be incorporated under the laws of the State of South Carolina prior to the consummation of the Preferred Second Merger. The only authorized capital stock of New Sub II will be 1,000 shares of SCANA common stock, no par value and all outstanding shares will be held by SCANA. New Sub II has not had, and prior to the closing of the Preferred Second Merger will not have, any operations other than the activities contemplated by the Merger Agreement necessary to accomplish the merger of PSNC with and into New Sub II.



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"Mergers")./3/ As a result of the Preferred Second Merger, PSNC will become a wholly owned subsidiary company of SCANA.

     In the First Merger, each share of SCANA common stock outstanding immediately prior to the effective time of the First Merger will be converted into the right to receive either (i) $30 in cash or (ii) one share of SCANA common stock, subject to the requirement that SCANA pay $700 million in total cash as consideration in the Mergers. If the First Merger occurs, it will be consummated prior to the consummation of the Preferred Second Merger and will not involve the acquisition of any securities of a public utility company; therefore it will not require any approval from the Commission under the Act.

     In the Preferred Second Merger, each share of PSNC common stock outstanding immediately prior to the effective time of the Preferred Second Merger will be converted into the right to receive (i) $33.00 in cash, subject to the limitation that no more than 50% of the aggregate consideration to be paid to PSNC shareholders will be in cash, (ii) such number of shares of SCANA common stock as determined in accordance with the PSNC exchange ratio or (iii) a combination of cash and shares of SCANA common stock. The PSNC exchange ratio will vary depending upon the average market price of SCANA common stock over a 20 trading day period, but is subject to the limitation that PSNC shareholders will receive no more than 1.45 and no less than 1.02 shares of SCANA common stock for each share of PSNC common stock.

     Following the Preferred Second Merger, PSNC will become a wholly owned public utility company of SCANA. The Merger Agreement provides that SCANA's principal corporate office will remain in Columbia, South Carolina and PSNC's principal corporate office will remain in Gastonia, North Carolina. SCANA's board of directors will have three new directors appointed to its board of directors, one of whom will be Mr. Zeigler, the current Chairman, President and Chief Executive Officer of PSNC, the other two of whom will be appointed from the current board of directors of PSNC with one appointment being nominated by PSNC and one by SCANA.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

-----------------

/3/ The Merger Agreement also provides that, in the event it is not possible to consummate the Preferred Second Merger, the parties would, subject to certain conditions, carry out an "alternative merger" transaction in which PSNC would be merged directly into SCANA's existing public utility subsidiary, SCE&G. The request for approval made herein concerns only the Preferred Second Merger, as the "alternative merger" is not subject to the jurisdiction of this Commission. Therefore, this Application-Declaration will refer only to the Preferred Second Merger.